Exhibit 99.2

ARCHER - Share capital increase - exercise of options

Hamilton, Bermuda (June 9, 2011)

In connection with Archer’s option program, 66,499 options have been exercised at an average strike price of NOK 17.71 per share. After this transaction, the total number of options outstanding in Archer Limited is 12,397,239.

In connection with the exercised options, Archer has issued 66,499 common shares. The authorized share capital of Archer Limited is USD 1,200,000,000 divided into 600,000,000 common shares of par value USD 2.00 each. Fully paid and outstanding share capital of Archer Limited following the share capital increase is USD 646,888,004 divided into 323,444,002 fully paid common shares of par value of USD 2.00 each.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act).